SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

13025011

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8-53493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Five Mile Capital Securities LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Tresser Boulevard, 12th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Mile Capital Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN OP

Title

Notary Public

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/20 14

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

SEC
Mail Processing
Section

February 27, 2013

MAR 01 2013

Washington DC
401

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Five Mile Capital Securities LLC
CRD # 115514 SEC # 8-53493

Dear Sir or Madam:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2012, Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3.

2. Statement of Financial Condition as of December 31, 2012.

3. Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

It is our understanding that Five Mile Capital Securities LLC financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Fulvio & Associates LLP

Enclosures

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm and Independent Registered Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5(d) of the Securities and Exchange Commission

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC (the "Company") as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company of as December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2013

FIVE MILE CAPITAL SECURITIES LLC
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	217,273
Other assets		12,869
Total assets	$	230,142
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Payable to Parent	$	4,188
Accrued expenses		4,641
Total liabilities		8,829
Member's capital		221,313
Total liabilities and member's capital	$	230,142

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the state of Delaware since February 23, 2001, and registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since March 2002. The Company was acquired by, and became a wholly owned subsidiary of, Five Mile Capital Partners LLC (the "Parent") on September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds managed by its Parent. The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements. The Parent's loss is limited to the amount of their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains a cash deposit at a major financial institution. From time to time, cash deposits may exceed federal deposit insurance levels.

Income Taxes

No provision has been made for federal and state income taxes since the Company is not a taxable entity. The Company's income and loss items are reported on the Parent's tax returns. Certain business activities of the Company may be subject to entity-level state and local tax. The Company analyzes its tax filing positions in all states and local tax jurisdictions where it may be subject to entity-level tax. If, based upon this analysis, the Company determines that its tax positions are not likely to be sustained upon examination by the taxing authorities, a provision is established in the amount that is more likely than not of being realized upon settlement. No provision has been deemed necessary. The Company's open tax years are those that are open for examination by state and local taxing authorities. The Company's tax years since 2009 remain open for examination.

Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to customers.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $208,444, which exceeded the minimum requirement of $5,000 by $203,444. The Company's ratio of aggregate indebtedness to net capital ratio was .04 to 1 at December 31, 2012.

5. PLACEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Company acts as the private placement agent for Five Mile Capital Investment Opportunities LP ("Investment Opportunities"), a fund managed by the Parent. In accordance with the placement agent agreement, the Company may offer, sell and issue interests from time to time in Investment Opportunities. Under the terms of the placement agreement with Investment Opportunities, the Company will earn a fee for placing investors in Investment Opportunities. Initially, the fee shall be equal to 0.375%, per annum, of the capital commitments the Company raised for Investment Opportunities. Once ninety percent of the committed capital has been drawn and invested by Investment Opportunities, the 0.375% annual fee will be based on the committed capital invested by Investment Opportunities as of the beginning of each quarter. The final placement fee is due to the Company on August 7, 2014. Additionally, the Company earned a one-time placement fee of $250,000 for the period December 31, 2011 through December 30, 2012 in connection with an investor it previously placed subsequently committing additional capital to Investment Opportunities. Placement fees accrue on a daily basis and are paid quarterly, in arrears, by the Parent to the Company on behalf of Investment Opportunities.

In addition, under the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), the Company provided the Parent and its affiliated funds, with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information. The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company. Allocated expenses for the year ended December 31, 2012 amounted to $512,917.

In the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company. As of December 31, 2012, the Company owed the Parent $4,188 for such expenses.

6. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the Company's financial statements were available to be issued that require recognition or disclosure in such financial statements.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)

To the Member of
Five Mile Capital Securities LLC

In planning and performing our audit of the financial statements of the Company as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2013